UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2005
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Utility Shared Services Corporation
 Tax Deferred Savings Plan
89 East Avenue
Rochester, New York 14649

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, ME 04260-5116

REQUIRED INFORMATION

The Utility Shared Services Corporation Tax Deferred Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2005 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Utility Shared Services Corporation
Tax Deferred Savings Plan

Date: June 29, 2006	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2006	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2006	By /s/ F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

UTILITY SHARED SERVICES CORPORATION
TAX DEFERRED SAVINGS PLAN

FINANCIAL STATEMENTS AS OF AND
FOR THE YEAR ENDED DECEMBER 31, 2005
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Utility Shared Services Corporation
Tax Deferred Savings Plan
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the
Utility Shared Services Corporation
Tax Deferred Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Utility Shared Services Corporation Tax Deferred Savings Plan (the Plan) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Utility Shared Services Corporation Tax Deferred Savings Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 21, 2006

Utility Shared Services Corporation
Tax Deferred Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2005

2005

Assets:
Investments:
Cash and Cash Equivalents	$ 313
Registered Investment Companies	16,129,041
Stable Value Fund	2,577,307
Energy East Corporation Stock Fund	2,245,151
Participant loans	326,131

$ 21,277,943

Receivables:
Contributions receivable	57,069

57,069

Net assets available for benefits	$ 21,335,012

See notes to financial statements.

Utility Shared Services Corporation
Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

2005

Additions:
Investment income:
Net appreciation in fair value of investments	$ 784,554
Interest and dividends	571,962

1,356,516

Contributions:
Participant	1,727,197
Employer	236,135
Contributions receivable - employer	3,292
Contributions receivable - employee	53,777
Transfers from other qualified plans	18,522,663

20,543,064

Total additions	21,899,580

Deductions:
Benefits paid to participants	564,568

Total deductions	564,568

Net increase	21,335,012
Net assets available for benefits: Beginning of year	-

End of year	$ 21,335,012

See notes to financial statements.

Utility Shared Services
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2005

1.   DESCRIPTION OF THE PLAN

The following description of the Utility Shared Services Corporation (Company) Tax Deferred Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective January 1, 2005, by the Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan. The initial participants and their account balances were transferred in from other company plans.

The Plan is a defined contribution plan covering employees of the Company that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

An employee may become a participant in the Plan as of the first day of any calendar month that commences after the completion of the employee's first 31 days of employment.

Contributions

Contributions to the Plan are allocated to participant accounts. Participants can direct the investment of their contributions into various investment options offered by the plan.

Participant contributions range from 1% to 50% of the participant's base compensation and may include overtime pay and are subject to limitations stipulated by the Code. Participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2005 was $4,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

The Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company contributes solely to the Energy East Corporation Stock Fund an amount equivalent to 25% of the participant's contributions to any investment option (up to 1.5% of the participant's annual base compensation as of the first day of the year). (See Note 4.)

The Energy East Corporation Stock Fund is an Employee Stock Ownership Plan (ESOP). Dividends from the ESOP may be reinvested or taken in cash. The participant can transfer the Company's matching contribution in the Energy East Corporation Stock Fund to other available investment options.

Utility Shared Services Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2005

1.   DESCRIPTION OF THE PLAN  (Continued)

Benefit Payments

Upon termination of service a participant may elect either a lump sum amount equal to the value of the participant's interest in the participant's account, or installments over a period permissible under the Code. Distributions from all investment options, except the Energy East Corporation Stock Fund, are made in cash. Distributions from the Energy East Corporation Stock Fund are made in either whole shares of Energy East common stock or in cash, as specified by the participant, except as may otherwise be determined by the Plan's administrative committee, and except that the value of any fractional share shall be paid in cash.

Vesting

Participants have full and immediate vesting rights in participant and employer contributions, investment earnings and other amounts allocated to their accounts.

Participant Loans

Participants may, under certain circumstances, borrow against their account balances. A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. The term of the loan may not exceed five years, and the interest rate will be equal to the prime interest rate listed in the Wall Street Journal on the first business day of the month in which the loan is issued plus 1%. Interest rates on loans outstanding at year end range from 4.00% to 9.50% for 2005. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's current elections. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The stable value fund is stated at contract value. The Energy East Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Utility Shared Services Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2005

2.   SIGNIFICANT ACCOUNTING POLICIES  (Continued)

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2005:
2005

PIMCO Total Return Fund	$ 1,086,613
Fidelity Diversified International Fund	1,443,341
T. Rowe Price Retirement 2020 Fund	1,621,823
T. Rowe Price Equity Income Fund	1,920,339
T. Rowe Price Growth Stock Fund	2,667,694
J.P. Morgan Stable Value Fund	2,577,307
Vanguard Institutional Index Fund	1,952,444
Energy East Stock Fund	2,245,151

The plan has a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate (adjusted quarterly, not below 0%; 5.4% at December 31, 2005). Deposits into this contract are guaranteed the contract minimum rate of return. The weighted average interest rate earned for the year ended December 31, 2005 was 4.82%. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit responsive as defined in SOP 94-4. The investment is carried at contract value as reported by JPM. The fair value of the investment is not materially different from its contract value at December 31, 2005.

Utility Shared Services Corporation
Tax Deferred Savings Plan
Notes to Financial Statements
December 31, 2005

3. INVESTMENTS (Continued)

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value during 2005 as follows:

2005

Registered Investment Companies	$902,556
Stable Value Fund	84,153
Energy East Corporation Stock Fund	(202,155)

$784,554

4.   NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets at December 31, 2005 and the significant components of the changes in the net assets for the year ended December 31, 2005, relating to the non participant directed investments is as follows:

2005

Net Assets:
Energy East Corporation Stock Fund - nonparticipant-directed investments	$ 1,448,820
Changes in Net Assets:
Net appreciation (depreciation) in fair value	(43,856)
Interest and dividends	54,601
Employer matching contributions	236,135
Benefits paid to participants	(30,235)
Net Transfers	1,210,089
Net Loan Transactions	22,086

$ 1,448,820

5.   INCOME TAX STATUS

The Company has not yet applied for a determination letter from the Internal Revenue Service. The Plan Administrator and management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by T. Rowe Price Retirement Services (T. Rowe Price). T. Rowe Price is the trustee as defined by the Plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Corporation Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

7.   ADMINSTRATIVE EXPENSES

Substantially all administrative expenses are paid for by the Company.

Utility Shared Services Corporation
Tax Deferred Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005
	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 2,494,643
*	JPMCB Liquidity Fund	Commingled Fund	45,878
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	12,262
	UBS AG	Fully benefit responsive wrapper contract	12,262
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	12,262

	Subtotal Stable Value Fund		2,577,307
*	Cash And Cash Equivalents	Settlement Account	313
	Pimco Total Return Fund	Registered Investment Company	1,086,613
*	T. Rowe Price Equity Income Fund	Registered Investment Company	1,920,339
	Domini Social Equity Class R	Registered Investment Company	16,475
	Fidelity Diversified International Fund	Registered Investment Company	1,443,341
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	2,667,694
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	300
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	2,900
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	970,512
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	755,089
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	1,621,823
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	659,488
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	833,718
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	105,771
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	89,347
*	T. Rowe Price Small-Cap Value Fund	Registered Investment Company	975,553
*	Vanguard Explorer	Registered Investment Company	1,027,634
*	Vanguard Institutional Index Fund	Registered Investment Company	1,952,444
*	Energy East Corporation Stock	Energy East Corporation Stock Fund	2,245,151
*	Loan Fund	Participant Loans (5.0% - 9.50%)	326,131

	Total assets held at end of year		$21,277,943

*	Party-in-interest